Exhibit 99.1

April 18, 2025

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.

Enclosed is a Notice of the 2025 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”), which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, N.Y. 10004 on Tuesday, May 20, 2025 at 10:00 a.m., EST, and the Company’s Proxy Statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125, Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1.	The Proposal to elect one Class II Director to serve for a term of three years until our 2028 Annual Meeting of Shareholders (the “Proposal”); and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company unanimously recommends that shareholders vote “FOR” the Proposal.

Only holders of record of shares of our common stock, par value $0.001 per share (the “Common Shares”) at the close of business on April 8, 2025 will be entitled to vote at the Meeting.

Provided that a quorum is present, the Proposal will require the affirmative vote of a plurality of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting, provided that such number of affirmative votes constitutes a majority of the total number of votes eligible to be cast by holders of Common Shares issued and outstanding and entitled to vote.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 8, 2025, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

/s/ Valentios Valentis
Valentios Valentis
Chairman and Chief Executive Officer

PYXIS TANKERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 20, 2025

NOTICE IS HEREBY given that the 2025 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”) will be held on Tuesday, May 20, 2025 at 10:00 a.m., EST at the offices of Seward & Kissel LLP, One Battery Park Plaza, NewYork, N.Y. 10004. The purpose of the Meeting, which is more completely set forth in the accompanying Proxy Statement, is the following:

1.	To elect one Class II Director to serve for a term of three years until our 2028 Annual Meeting of Shareholders (the “Proposal”); and

2.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the close of business on April 8, 2025 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of our Common Shares on the Record Date will be entitled to vote at the Meeting.

Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meetings in person or by proxy shall be a quorum for the purposes of the Meeting.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE WITH THE APPLICABLE POSTAGE AFFIXED. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 8, 2025, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Henry P. Williams
Chief Financial Officer
April 18, 2025
Maroussi, Greece

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 20, 2025

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Pyxis Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2025 Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, N. Y. 10004 on Tuesday, May 20, 2025 at 10:00 a.m., EST, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 22, 2025. These materials, together with the Company’s annual report on Form 20-F, which contains the Company’s audited financial statements for the fiscal year ended December 31, 2024 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi, 15125, Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On April 8, 2025 (the “Record Date”), the Company had outstanding 10,485,865 shares of common stock, par value $0.001 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record entitled to cast at least one-third of the total number of votes eligible to be cast by holders of shares issued and outstanding and entitled to vote at such Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any signed proxy returned and not completed will be voted by management “FOR” the Proposal presented in the proxy statement. Mr. Valentios Valentis, the Company’s Chairman and Chief Executive Officer, is the beneficial owner of approximately 57.3% of the Common Shares as of the Record Date, and has advised the Company that he intends to vote “FOR” the Proposal, as set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the Proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

Assuming that Mr. Valentis votes for the Proposal, a quorum for the Meeting should be present for the Meeting and the Proposal approved by the Company’s shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “PXS”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company’s executive offices, 59 K. Karamanli Street, Maroussi, 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

THE PROPOSAL

ELECTION OF DIRECTORS

The Company currently has four directors, all of whom are divided into three classes. As provided in our Articles of Incorporation (the “Articles of Incorporation”), each director is elected to serve for a three-year term and until such director’s successor is elected and has been qualified. The term of our current Class II Director expires at the Meeting.

Upon recommendation from the Company’s Nomination and Corporate Governance Committee, the Board has nominated Mr. Aristides J. Pittas, for re-election as the Class II Director whose terms will expire at our 2028 Annual Meeting of Shareholders and until such director’s successor is elected and has qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of Mr. Pittas. It is expected that Mr. Pittas will be able to serve, but if before the election it develops that either one is unavailable, the persons named in the accompanying proxy will vote “FOR” the election of such substitute nominee or nominees as the current Board may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for Director of the Company is set forth below:

Name	Age	Position
Aristides J. Pittas	65	Class II Director

Aristides J. Pittas serves as a Class II Director. Mr. Pittas has more than 30 years of shipping industry experience. He has been a member of the Board of Directors and the Chairman and Chief Executive Officer of Eurodry Ltd. (Nasdaq: EDRY) (“Eurodry”), an independent shipping company that operates in the dry-bulk shipping industry, since its inception on January 8, 2018. He has also been a member of the Board of Directors and Chairman and Chief Executive Officer of Euroseas Ltd. (Nasdaq: ESEA) (“Euroseas”), an independent shipping company that operates in the container shipping industry, since May 2005. Since March 2025, Mr. Pittas has also been the Chairman and Chief Executive Officer of EuroHoldings Ltd., (Nasdaq:EHLD), a shipping company specializing in operating second hand vessels. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since 1995, Mr. Pittas has been the President and Managing Director of Eurobulk Ltd., Euroseas’ and Eurodrys’ affiliated ship management company. Eurobulk Ltd. is a ship management company that provides ocean transportation services. In 2005, Mr. Pittas resigned as Managing Director of Eurobulk Ltd. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Required Vote. Adoption of the Proposal requires the affirmative vote of the plurality of the votes cast by shareholders entitled to vote at the Meeting.

Effect of Abstentions. Abstentions will not affect the vote on the Proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ELECTION OF ARISTIDES J. PITTAS TO THE BOARD, AS A CLASS II DIRECTOR, FOR A THREE-YEAR TERM. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Shareholders may be solicited by mail, telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS OF THE COMPANY

Henry P. Williams
Chief Financial Officer
April 18, 2025
Maroussi, Greece